UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

Wayne Cohen

Sculptor Capital Management

9 West 57th Street

New York, NY 10019

(212) 790-0000

January 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,607,030 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,607,030 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,030 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14.	TYPE OF REPORTING PERSON HC

(1)

Includes 7,789,162 shares of Class A Common Stock and 817,868 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 98,396,478 shares of Class A common stock issued and outstanding as of November 17, 2022 as reported in the Amendment No. 2 to Schedule 13D, for the reporting person Stuart Landesberg, the Issuer’s Chief Executive Officer, filed with the Securities and Exchange Commission on November 17, 2022 (the “Registration Statement”) plus 817,868 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON SCM GC Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 817,868 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 817,868 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,868 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14.	TYPE OF REPORTING PERSON OO

(1)

Includes 817,868 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 98,396,478 shares of Class A common stock issued and outstanding as of November 17, 2022 as reported in the Amendment No. 2 to Schedule 13D, for the reporting person Stuart Landesberg, the Issuer’s Chief Executive Officer, filed with the Securities and Exchange Commission on November 17, 2022 (the “Registration Statement”) plus 817,868 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,607,030 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,607,030 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,030 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14.	TYPE OF REPORTING PERSON OO

(1)

Includes 7,789,162 shares of Class A Common Stock and 817,868 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 98,396,478 shares of Class A common stock issued and outstanding as of November 17, 2022 as reported in the Amendment No. 2 to Schedule 13D, for the reporting person Stuart Landesberg, the Issuer’s Chief Executive Officer, filed with the Securities and Exchange Commission on November 17, 2022 (the “Registration Statement”) plus 817,868 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,607,030 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,607,030 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,030 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1)

Includes 7,789,162 shares of Class A Common Stock and 817,868 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 98,396,478 shares of Class A common stock issued and outstanding as of November 17, 2022 as reported in the Amendment No. 2 to Schedule 13D, for the reporting person Stuart Landesberg, the Issuer’s Chief Executive Officer, filed with the Securities and Exchange Commission on November 17, 2022 (the “Registration Statement”) plus 817,868 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,607,030 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,607,030 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,030 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14.	TYPE OF REPORTING PERSON HC

(1)

Includes 7,789,162 shares of Class A Common Stock and 817,868 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 98,396,478 shares of Class A common stock issued and outstanding as of November 17, 2022 as reported in the Amendment No. 2 to Schedule 13D, for the reporting person Stuart Landesberg, the Issuer’s Chief Executive Officer, filed with the Securities and Exchange Commission on November 17, 2022 (the “Registration Statement”) plus 817,868 shares of Class B common stock held by the Reporting Persons.

This Amendment No. 4 to Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on June 27, 2022 (the “Initial Statement”) as amended by the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities Exchange Commission on July 21, 2022, Amendment No.2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on November 16, 2022 and Amendment No.3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on December 8, 2022 (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a),(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 1 to Schedule 13D are hereby incorporated by reference in this Item 5.

The decrease in shares beneficially owned by each Reporting Person as reported in this Amendment No. 1 to Schedule 13D reflects, in addition to the transactions described on Annex A.

Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, is the investment adviser to Sculptor Master Fund, Ltd. (“SCMF”) a Cayman Islands company, and thus may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor. Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, serves as the sole general partner of Sculptor. As such, SCHC may be deemed to control Sculptor and, therefore, may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor. Sculptor Capital Management, Inc. (“SCU”), a Delaware corporation, is the sole shareholder of SCHC and may be deemed a beneficial owner of the shares in the accounts managed by Sculptor. SCM GC Investments Limited (“SCM GC”) a Cayman Islands exempted company, is wholly owned by SCMF.

(c) Annex A, attached hereto, sets forth transactions in the Common Stock that were effected since the filing date of Amendment No. 3. The transactions in the Common Stock described on Annex A were effected on securities exchanges unless otherwise indicated therein.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2023

SCULPTOR CAPITAL MANAGEMENT, INC.

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCM GC INVESTMENTS LIMITED

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR MASTER FUND, LTD.

By: Sculptor Capital LP, its investment manager
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR CAPITAL LP

By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

Title:	President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING CORPORATION

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

Annex A

Transaction in Class A Common Stock

(For the period from December 8, 2022 through January 30, 2023)

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
By Sculptor Master Fund, Ltd.	December 8, 2022	41,772	$0.48	Sell
By Sculptor Master Fund, Ltd.	December 9, 2022	25,000	$0.47	Sell
By Sculptor Master Fund, Ltd.	December 19, 2022	50,000	$0.31	Sell
By Sculptor Master Fund, Ltd.	December 19, 2022	100,000	$0.30	Sell
By Sculptor Master Fund, Ltd.	January 10, 2023	56,772	$0.55	Sell
By Sculptor Master Fund, Ltd.	January 10, 2023	2,028	$0.55	Sell
By Sculptor Master Fund, Ltd.	January 11, 2023	58,606	$0.57	Sell
By Sculptor Master Fund, Ltd.	January 11, 2023	2,094	$0.57	Sell
By Sculptor Master Fund, Ltd.	January 12, 2023	33,889	$0.59	Sell
By Sculptor Master Fund, Ltd.	January 12, 2023	1,211	$0.59	Sell
By Sculptor Master Fund, Ltd.	January 13, 2023	63,677	$0.57	Sell
By Sculptor Master Fund, Ltd.	January 13, 2023	2,275	$0.57	Sell
By Sculptor Master Fund, Ltd.	January 17, 2023	48,275	$0.54	Sell
By Sculptor Master Fund, Ltd.	January 17, 2023	1,725	$0.54	Sell
By Sculptor Master Fund, Ltd.	January 18, 2023	5,175	$0.61	Sell
By Sculptor Master Fund, Ltd.	January 18, 2023	144,825	$0.61	Sell
By Sculptor Master Fund, Ltd.	January 19, 2023	888	$0.55	Sell
By Sculptor Master Fund, Ltd.	January 19, 2023	24,847	$0.55	Sell
By Sculptor Master Fund, Ltd.	January 20, 2023	26,069	$0.54	Sell
By Sculptor Master Fund, Ltd.	January 20, 2023	931	$0.54	Sell
By Sculptor Master Fund, Ltd.	January 23, 2023	816	$0.53	Sell
By Sculptor Master Fund, Ltd.	January 23, 2023	43,044	$0.53	Sell
By Sculptor Master Fund, Ltd.	January 24, 2023	25,600	$0.54	Sell
By Sculptor Master Fund, Ltd.	January 25, 2023	50,000	$0.50	Sell
By Sculptor Master Fund, Ltd.	January 26, 2023	50,000	$0.47	Sell
By Sculptor Master Fund, Ltd.	January 27, 2023	69,485	$0.47	Sell
By Sculptor Master Fund, Ltd.	January 30, 2023	39,820	$0.44	Sell